FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG
Disclosure:	“Syngenta to acquire Lantmännen’s winter wheat and winter oilseed rape businesses in Germany and Poland”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehard		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, June 16, 2014

Syngenta to acquire Lantmännen’s winter wheat and winter oilseed rape businesses in Germany and Poland

•	Access to germplasm, seeds pipeline and commercial varieties
•	Deal will support development of hybrid cereals worldwide
•	R&D collaboration focused on wheat

Syngenta announced today an agreement to acquire the German and Polish winter wheat and winter oilseed rape (WOSR) breeding and business operations of Lantmännen, the Swedish food, energy and agriculture group.

Syngenta will gain access to high-quality germplasm, a seeds pipeline and commercial varieties which complement the company’s portfolio in two of Europe’s most important crops. Lantmännen employees in Germany and Poland will also join Syngenta.

The deal will support the continued development of hybrid cereals to growers worldwide. In WOSR, Syngenta will strengthen its breeding program, enabling the development of highly competitive hybrids with yield stability and winter hardiness as well as broader disease resistance.

As part of the transaction, Syngenta and Lantmännen will also enter into an R&D collaboration in wheat, and Lantmännen will distribute Syngenta cereals and WOSR seeds in Sweden.

Syngenta Chief Operating Officer, John Atkin, said: “This acquisition reinforces our position in the important cereals and WOSR markets of Germany and Poland, and immediately enables us to market Lantmännen seed for these crops in both countries. We will also incorporate their high-quality genetics into our international breeding programs to develop seeds that offer significant productivity benefits to growers.”

Lantmännen Head of the Agriculture Sector, Johan Andersson, said: “Through this deal Lantmännen will get the opportunity to commercialize Syngenta cereals and oilseed rape seeds in our home market. We will continue the breeding activities in Sweden and Holland in winter and spring wheat, spring barley, oats, triticale, spring oilseed rape, forage crops, willow and potatoes. Lantmännen will also continue to market seeds of these crops in Sweden as well as the international markets.”

Syngenta – June 16, 2014 / Page 1 of 2

Financial details were not disclosed. The transaction is subject to approval by the German competition authority and is expected to close in July 2014.

About Syngenta
Syngenta is one of the world’s leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

About Lantmännen
Lantmännen is one of the largest groups in agriculture, machinery, energy and food in the Nordic region. Our brands include AXA, Kungsörnen, GoGreen, Hatting, Schulstad and Gooh. We are owned by 32 000 Swedish farmers, have about 8 500 employees, are represented in 22 countries, and have a turnover of 33 SEK billion. Our company is firmly rooted in the knowledge and values that have existed among our owners for generations. We conduct research, development and operations throughout the chain, enabling us to take responsibility from field to fork. For more information, visit: www.lantmannen.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – June 16, 2014 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	June 16, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes and Company Secretary